Filed Pursuant to Rule 433

File No. 333-276141

Pricing Term Sheet

CBRE Services, Inc.

$750,000,000 5.250% Senior Notes due 2036

April 27, 2026

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated April 27, 2026, Registration Statement No. 333-276141.

Issuer:	CBRE Services, Inc. (the “Issuer”)

Expected Ratings (Moody’s/S&P/Fitch):*	Baa1 / BBB+ / BBB+

Guarantor:	CBRE Group, Inc.

Title of Securities:	5.250% Senior Notes due 2036 (the “Notes”)

Principal Amount:	$750,000,000

Trade Date:	April 27, 2026

Settlement Date (T+5):**	May 4, 2026

Final Maturity Date:	June 1, 2036

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2026

Record Dates:	May 15 and November 15

Coupon:	5.250%

Benchmark Treasury:	UST 4.125% due February 15, 2036

Benchmark Treasury Price / Yield:	98-10+ / 4.336%

Spread to Benchmark Treasury:	+105 basis points

Yield to Maturity:	5.386%

Public Offering Price:	98.947% of the principal amount

Net Proceeds to Issuer (after deducting the underwriting discount, but before expenses):	$737,227,500

Optional Redemption:	Following issuance and prior to March 1, 2036, make-whole call at T+20 basis points. At any time on or after March 1, 2036, par call.

CUSIP/ISIN:	12505B AM2 / US12505BAM28

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Citigroup Global Markets Inc. Scotia Capital (USA) Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC NatWest Markets Securities Inc.

Senior Co-Managers:	ING Financial Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Morgan Stanley & Co. LLC Standard Chartered Bank CBRE Capital Advisors, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

**We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Changes to the Preliminary Prospectus Supplement

The following paragraph shall replace the third paragraph under the subsection “Conflicts of Interest” under the section heading “Underwriting” in the Preliminary Prospectus Supplement, and such section, and any references thereto, shall be retitled “Underwriting (Conflicts of Interest)”.

CBRE Capital Advisors, Inc., as a subsidiary of CBRE Group Inc., is deemed to have a “conflict of interest” within the meaning of Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). In addition, certain of the underwriters and/or their respective affiliates may hold commercial paper under our commercial paper program. To the extent any such commercial paper is to be repaid using net proceeds from this offering, such underwriters and/or their respective affiliates, as applicable, may receive an aggregate amount in excess of 5% of the net proceeds from this offering, not including underwriting compensation. See “Use of Proceeds.” The receipt by any such underwriter and/or its affiliates of an aggregate amount in excess of 5% of the net proceeds from this offering, not including underwriting compensation, would constitute a “conflict of interest” under Rule 5121 for each such underwriter. Consequently, this offering will be conducted in accordance with the applicable requirements of Rule 5121. Rule 5121 imposes certain requirements on a FINRA member participating in the public offering of securities of an issuer if there is a conflict of interest and/or if that issuer controls, is controlled by, or is under common control with, the FINRA member, including prominent disclosure of the nature of the conflict of interest in the prospectus supplement for the public offering. In compliance with Rule 5121, CBRE Capital Advisors, Inc. will not sell any of our securities to a discretionary account unless it has received specific written approval from the account holder in accordance with Rule 5121. Pursuant to Rule 5121(a)(1)(C), the appointment of a “qualified independent underwriter” is not necessary in connection with this offering as the securities offered are expected to be “investment grade rated” (as defined in Rule 5121).

Where similar language or information to that set forth above appears in other sections of the preliminary prospectus supplement dated April 27, 2026, that language or information is deemed modified accordingly as set forth above.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by calling Wells Fargo Securities, LLC toll free at 1-800-645-3751, BofA Securities, Inc. toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.